

January 6, 2015

Via E-mail
Luis M. Sas, Chief Financial Officer
Petrobras Argentina S.A.
Maipu 1, 22 S.S. Floor
(C1084ABA) Cuidad Autonoma de Buenos Aires
Republica Argentina

      Re: **Petrobras Argentina S.A.**
                    Form 20-F for Fiscal Year Ended
                    December 31, 2013
                    Filed April 25, 2014
                    File No. 333-155319

Dear Mr. Sas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Year Ended December 31, 2013

Oil and Gas Exploration and Production, page 24

Reserves, page 34

1.   We note your response to our prior comment one and request for compliance in future filings. Item 1203(b) of Regulation S-K requires disclosure of the nature of all material changes in proved undeveloped reserves during the fiscal year and is not meant to be limited to disclosure of proved undeveloped reserve amounts converted into proved developed reserves. The fact that the overall proved undeveloped reserve balance as of December 31, 2013 and 2012 did not materially change does not limit the requirements to disclose the material activity of underlying additions, revisions, conversions and write-off of proved undeveloped reserves occurring throughout the fiscal years presented.

We further note your reference to the table presented on page 36, which details the activity of the proved developed and undeveloped reserves on a combined basis. It may be helpful to expand the current tabular disclosure to break out the detailed activity between proved developed and proved undeveloped reserves to quantify these material changes and supplement such tabular disclosure with further qualitative discussion of the nature of material changes in proved undeveloped reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief